Mail Processing
Section

MAR 03 2009

Washington, DC
106

[redacted]

09059995

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAGNA Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE - Suite 2220
(No. and Street)

New York (City) NY (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETER D. WILLNER
(Name – *if individual, state last, first, middle name*)

25 Mohegan Trail (Address), Saddle River (City), NJ (State) 07458 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24

OATH OR AFFIRMATION

I, PATRICIA WINANS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAGNA SECURITIES CORP., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Patricia Winans
Signature

CEO
Title

Sworn to me on this date 2-20-09
Stef L. Blandon
Notary Public

Stefanie L. Blandon
Notary Public, State of New York
No. 01BL6149447
Qualified in New York County
Commission Expires 7-10-2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETER D. WILLNER & CO.
Certified Public Accountants
25 Mohegan Trail
Saddle River, N. J. 07458

Tel: 201-995-9707
Fax: 201-995-9708

REPORT OF INDEPENDENT ACCOUNTANT

To the Shareholders of
MAGNA SECURITIES CORP.

We have audited the accompanying balance sheet of **MAGNA SECURITIES CORP.** as of December 31, 2008 and 2007 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **MAGNA SECURITIES CORP.** as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement of the computation of the minimum capital requirements is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 20, 2009 **Peter D. Willner, C.P.A.**

PETER D. WILLNER & CO.
Certified Public Accountants
25 Mohegan Trail
Saddle River, N. J. 07458

Tel: 201-995-9707
Fax: 201-995-9708

REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholders of
MAGNA SECURITIES CORP.

We have examined the financial statements of **MAGNA SECURITIES CORP.** as of December 31, 2008 and have issued our report thereon dated February 20, 2009. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and required by rule 17a-5(g)(1). This study and evaluation included a review of the accounting system, the internal accounting controls, and the procedures for safeguarding firm assets. In addition, we reviewed the practices and procedures followed by the Company in making periodic computations of the minimum financial requirements pursuant to rule 17a-3(a)(11).

Under generally accepted auditing standards, the purpose of such study and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting weaknesses in internal accounting control.

The objectives of internal accounting controls are to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting controls to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting controls for the year ending December 31, 2008, which was made for the purpose set forth in the first paragraph above and which would not necessarily disclose all weaknesses in the system that may have existed during the period under review, disclosed no weaknesses that we believe to be material.

February 20, 2009 **Peter D. Willner, C.P.A.**

MAGNA SECURITIES CORP.

COMPARATIVE STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
INCOME		
Commissions	$ 14,489,222	$ 11,562,697
Trading income/(loss)	(26,125)	457,532
Interest income	21,680	52,571
Total Income	**$ 14,484,777**	**$ 12,072,800**
EXPENSES		
Subordinated loan interest **(Note 6)**	$ 72,180	$ 146,409
Interest expense	56,413	34,030
Commission rebates	2,002,225	1,751,139
Employee compensation	2,443,114	2,691,471
Office expenses	207,090	177,077
Clearing commissions, floor brokerate	5,238,161	4,034,725
Insurance expense	66,478	70,589
Entertainment	115,999	121,257
Professional fees	127,232	37,984
Travel	191,408	176,010
Quotation service	1,493,673	798,284
Dues and subscriptions	70,618	101,054
Telephone & communications expense	224,217	133,506
Depreciation & amortization expense	275,834	112,901
Rent expense **(Note 3)**	589,701	656,747
Consulting fees	315,090	19,259
Equipment leasing	11,076	49,804
Other administrative expenses	549,970	200,304
Total Expenses	**$ 14,050,479**	**$ 11,312,550**
Net Income/(Loss) before Federal Income Tax	$ 434,298	$ 760,250
Federal Income Tax Provision **(Note 2)**	-	-
NET INCOME/(LOSS)	**$ 434,298**	**$ 760,250**
Earnings/(Loss) per share (Note 5)	**$ 4,342.98**	**$ 7,602.50**

The accompanying notes are an integral part of the financial statements.

MAGNA SECURITIES CORP.

COMPARATIVE STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Contributed Capital	Undistributed Profit	2008	2007
Stockholders' Equity, Beginning	$ 100	$ 1,763,040	$ 1,763,140	$ 1,062,889
Paid-in-Capital	265,000		265,000	
Net Income		434,298	434,298	760,250
(Less): Distributions	-	$ (95,000)	$ (95,000)	$ (59,999)
Stockholders' Equity, Ending	$ 265,100	$ 2,102,338	$ 2,367,438	$ 1,763,140

The accompanying notes are an integral part of the financial statements.

MAGNA SECURITIES CORP.

COMPARATIVE BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2007

		2008		2007
ASSETS				
Current Assets:				
Cash		$ 1,469,051		$ 824,919
Cash deposit at brokers and dealers		100,000		110,988
Commissions receivable		819,278		618,133
Total Current Assets		$ 2,388,329		$ 1,554,040
Investments and Funds		$ 61,078		$ 130,535
Fixed Assets:				
Furniture and fixtures		$ 309,643		$ 309,643
Computer equipment		1,126,551		726,043
Leasehold improvements		477,392		477,392
Subtotal		$ 1,913,586		$ 1,513,078
(Less) Accum. Deprec. & amort.		(1,015,123)		(739,289)
Net book value		$ 898,463		$ 773,789
Security deposit and other assets		$ 275,032		$ 446,489
Total Assets		**$ 3,622,902**		**$ 2,904,853**
LIABILITIES				
Current Liabililties:				
Accounts payable & accrued expenses		$ 755,464		$ 641,713
Total current liabilities		$ 755,464		$ 641,713
Subordinated loan payable **(Note 6)**		$ 500,000		$ 500,000
Total Liabilities		$ 1,255,464		$ 1,141,713
STOCKHOLDERS' EQUITY				
Common Stock, issued and outstanding		$ 100		$ 100
Paid-in-Capital		1,264,128		999,128
Retained Earnings - Beginning	$ 763,912		$ 402,787	
Net income/(loss) for the year ended	434,298		760,250	
Distributions	(95,000)		(399,125)	
Retained Earnings, Ending		1,103,210		763,912
Total Stockholders' Equity		$ 2,367,438		$ 1,763,140
Total Liab. & Stockholders' Equity		**$ 3,622,902**		**$ 2,904,853**

The accompanying notes are an integral part of the financial statements.

MAGNA SECURITIES CORP.

COMPARATIVE STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income/(Loss)	$ 434,298	$ 760,250
Adjustments to reconcile net income to net cash provided from operating activities:		
Depreciation & amortization expense	275,834	112,901
Changes in assets and liabilities:		
(Increase)decrease in cash deposit at brokers and dealers	10,988	(336)
(Increase) in commissions receivable	(201,145)	(137,497)
(Increase) decrease in security deposits and other assets	171,457	(158,047)
Increase (decrease) in accounts payable and accrued expenses	113,752	(77,384)
Net cash provided by operating activities	**$ 805,184**	**$ 499,887**
CASH FLOWS FROM INVESTING ACTIVITIES		
(Increase) decrease in Investments	$ 69,456	$ (113,758)
(Acquisition) of fixed assets and leasehold improvments	(400,508)	(374,616)
(Decrease) in subordinated loan	-	(500,000)
Increase in Paid-in-Capital	265,000	-
(Distribution) of Retained Earnings	(95,000)	(59,999)
Net cash (used) by investing activities	**$ (161,052)**	**$ (1,048,373)**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 644,132	$ (548,486)
CASH AND CASH EQUIVALENTS, beginning of year	824,919	1,373,405
CASH AND CASH EQUIVALENTS, end of year	**$ 1,469,051**	**$ 824,919**

The accompanying notes are an integral part of the financial statements.

MAGNA SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1. ORGANIZATION AND NATURE OF BUSINESS

MAGNA SECURITIES CORP. was formed in September 1992 to engage primarily in securities brokerage activities. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of FINRA. The account of Magna Securities Global Limited (UK), a wholly owned subsidiary established in the UK as a private limited company in April 2007 with registered offices in England and Wales have been consolidated. All intercompany transactions have been eliminated.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions.

Securities Transactions
Customer's securities transactions are recorded on a settlement date basis with related commission income and expenses reported on a settlement date basis.

Commissions
Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Income Taxes
The Company has elected to be treated as an "S" corporation for Federal income tax purposes. As a result of this election, no provision was made for Federal income taxes for years 2008 and 2007.

Statement of Cash Flows
For purposes of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Depreciation
Depreciation is provided on a straight line basis using estimated useful lives of five to seven years. Leasehold Improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract as a loss. All transactions involving the execution and settlement of customer securities with a trade date of December 29, 30, and 31, 2008 were settled in January 2009 in fulfillment of contractual obligations without incident or exception.

3. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under an operating lease with a remaining term of five years. Rent expense for 2008 was $589,701. Aggregate annual rental for office space at December 31, 2008 are approximately as listed below:

2009	$ 708,760
2010	651,341
2011	535,888
2012	537,130
2013	191,919
Subtotal	$2,625,038

Equipment Lease Obligations:

The Company is obligated under various equipment lease agreements. Leases expire at various dates through September 2011. Lease expense for 2008 was $11,076. Annual expenses thereafter are:

2009	$ 10,009
2010	9,050
2011	4,525
Subtotal	$ 23,584

Total Commitments & Contingencies	**$2,648,622**

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the "applicable" examining authority also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $1,639,200 which was $1,389,200 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital was 46%. The percent of debt to debt-equity total computed in accordance with rule 15c3-1(d) was 17%.

5. EARNINGS PER SHARE

Earnings per share of common stock were computed by dividing net income by the weighted average number of common shares outstanding for the year (100 shares).

6. SUBORDINATED LOAN PAYABLE

The Company entered into a new $500,000 subordinated loan agreement with an unrelated party on November 30, 2007 with the approval of FINRA (formerly N.A.S.D.). The loan carries an interest rate of 9 percent per annum. The loan is due to mature on December 31, 2009. In compliance with Appendix D of S.E.C. Rule 15c3-1, prepayments, if any, of this subordinated loan requires the prior written approval of the FINRA.

MAGNA SECURITIES CORP.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2008

Computation of Net Capital

Total capital from statement of financial condition	$ 2,367,437
Subordinated Loan	500,000
	$ 2,867,437
Total non-allowable assets	(1,227,119)
New capital before haircuts	$ 1,640,318
Haircuts on cash & securities on deposit at brokers and dealers	(1,118)
Net Capital	**$ 1,639,200**

Computation of Basic Net Capital Requirement

Minimum net capital required by 6.667% of $755,464	$ 50,364
Minimum net capital requirements of reporting broker-dealer	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	$ 1,389,200
Excess net capital at 1000%	$ 1,563,653

Computation of Aggregate Indebtedness

Total A.I. Liabilities	$ 755,464
Percentage of aggregate indebtedness to net capital	46%
Percentage of aggregate indebtedness to net capital after Anticipated capital withdrawals	46%
Percentage of debt to debt-equity total (Rule 15c3(d))	17%

A reconciliation with the corporation's computation of net capital as reported in the unaudited Part IIA of Form X-17A5 was not prepared as there are no material differences between the corporation's computation of net capital and the computation contained herein.

Peter D. Willner, C.P.A.

MAGNA SECURITIES CORP.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS DECEMBER 31, 2008

Balance Beginning of period	$500,000
Decrease	0
Balance, end of period (see NOTE 6)	$500,000

MAGNA SECURITIES CORP.

COMPUTATION FOR RESERVE REQUUIREMENTS FOR BROKER DEALERS UNDER RULE 15C3-3
DECEMBER 31, 2008

Credit Balances	
Free credit balance and other credit balances In customers' security accounts	$252,481
Total Credits	$252,481
Debit Balances	
All debits	$ 0
Total Debits	$ 0
RESERVE COMPUTATION	
Excess of total credits over total debits	$252,481
Amount held on deposit in "Reserve Bank Accounts" including value of qualified securities, at end of reporting period.	$387,484
Frequency of Computation	Weekly